SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

News Release

February 15, 2006 at 9.00 GMT
Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso shares converted and North American stock options exercised

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that during the 1–31 January 2006 conversion period there was one conversion and a total of 460 A shares were converted into R shares. The shares were recorded in the Finnish trade register today, 15 February 2006, and trading in the new R shares will start on 16 February 2006.

Breakdown of shares after conversion:

A shares	178 159 318
R shares	634 817 781
Total	812 977 099

Stora Enso North America Option Programme

Following the acquisition of Consolidated Papers, Inc. the Board of Directors decided to convert the Consolidated Papers’ share option plans into Stora Enso share option plans. During January 2006 a total of 2 433 R shares were subscribed against North American stock options. These R shares were previously held by the Company.

After the subscription the Company holds:

A shares	38 600
R shares	24 371 019

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel